SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                       INTELIDATA TECHNOLOGIES CORPORATION
                                (Name of Issuer)

                    COMMON STOCK ($.001 PAR VALUE PER SHARE)
                         (Title of Class of Securities)

                                    458147107
                                 (CUSIP Number)

                                 Worldcorp, Inc.
                          444 Madison Avenue, Suite 703
                               New York, NY 10022
                           Attention: Mark M. Feldman
                           Telephone No. 212-317-2500
                         --------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 20, 1998
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the  following box if a fee is being paid with the statement [ ]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.     458147107                                        Page 2 of 5 Pages
              ---------                                            ---  ---
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Worldcorp, Inc.    94-3040585

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]
3          SEC USE ONLY


4          SOURCE OF FUNDS (See instructions)

           N/A

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                             7          SOLE VOTING POWER
               NUMBER OF
                SHARES                  2,586,300
             BENEFICIALLY
              OWNED BY       8          SHARED VOTING POWER
                EACH
             REPORTING                  None
               PERSON
                WITH         9          SOLE DISPOSITIVE POWER

                                        2,586,300

                            10          SHARED DISPOSITIVE POWER

                                        None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,586,300

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.8%

14         TYPE OF REPORTING PERSON (See instructions)

           HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.     458147107                                        Page 3 of 5 Pages
              ---------                                            ---  ---
                                  SCHEDULE 13D


Item 1.  Security and Issues.  This Statement relates to the common stock $.001
par  value  per  share,   (the  "Common   Stock")  of  InteliData   Technologies
Corporation, a Delaware corporation (the "Issuer"), having its principal offices at 11600 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Item 2.  Identity and Background

         Item 2 is hereby amended in its entirety to read as follows:

         This statement is filed by WorldCorp, Inc. ("WorldCorp"), a Delaware corporation. WorldCorp was organized in March 1987 to serve as the holding company for World Airways, Inc, a Delaware corporation, which was organized in March 1948 and is the predecessor to WorldCorp. WorldCorp owns approximately 7.8% of the outstanding shares of the Issuer. WorldCorp's principal place of business and principal executive offices are located at 444 Madison Avenue, Suite 703, New York, NY 10022.

         The (a) name, (b) residence or business address and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of the Reporting Person are set forth in
Exhibit 1 hereto, which Exhibit is incorporated herein by reference. To the best knowledge of WorldCorp, each such executive officer and director is a citizen of the United States.

         During the last five years, neither WorldCorp, nor, to the best of its knowledge, any executive officer or director of WorldCorp, has (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceedings such person was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended in its entirety to read as follows:

         WorldCorp owns approximately 7.8% of the outstanding Common Stock. WorldCorp will not be in a position to influence the policies and affairs of the Issuer. WorldCorp is in the process of liquidating under Chapter 11 of the United States Bankruptcy Code. Its bankruptcy case is pending in the United States Bankruptcy Court for the District of Delaware (Case No. 99-298 (MFW)). In furtherance of its liquidation, WorldCorp plans to sell all of its remaining shares of the Common Stock in market transactions under Rule 144 of the Securities Act or in other transactions that are exempt from the registration requirements of the Securities laws. Except as set forth above, neither WorldCorp nor, to the knowledge of WorldCorp, any executive officer or director of WorldCorp, has any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the issuer;

     (b) extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

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CUSIP No.     458147107                                        Page 4 of 5 Pages
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     (d)  any change in the present  board of  directors  or  management  of the
          Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national Securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to those enumerated above.

         WorldCorp and the executive officers and directors of WorldCorp reserve the right to purchase or sell additional shares of the Common Stock, at any time, without further notice or prior amendment to this Schedule 13D. WorldCorp also reserves the right to change its intentions with respect to any and all of the foregoing and its right to act either alone or together with any other person or group.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended in its entirety to read as follows:

     WorldCorp beneficially owns 2,586,300 shares of Common Stock, representing approximately 7.8 % of the outstanding shares of Common Stock.

     WorldCorp's transactions in the Common Stock are listed on Exhibit 2 hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended in its entirety to read as follows:

         Neither WorldCorp, nor, to the best of its knowledge, any of the executive officers or directors of WorldCorp, is a party to any contract, arrangement, understanding or relationship regarding the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantee of profits, division of profits or losses, or the giving or withholding of proxies, with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended in its entirety as follows:

         Exhibit 1 Directors and Executive Officers of WorldCorp.

         Exhibit 2 Sales of Common Stock.

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CUSIP No.     458147107                                        Page 5 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        WORLDCORP, INC.


                                         /s/ Mark M. Feldman
                                        -----------------------------------
Date:  February 15, 2000                By:  Mark M. Feldman
                                        President and Chief Executive Officer

                                    EXHIBIT 1

                                 WORLDCORP, INC.
                                                                      Principal
                                                                     Occupation
                                                                    If Different
Name                                  Title                          from Title
------                                ------                        ------------

Mark M. Feldman              Director, President and                    --
WorldCorp, Inc.              Chief Executive Officer
444 Madison Avenue
Suite 703
New York, NY  10022

W. Joseph Dryer              Director, Secretary and                    --
WorldCorp, Inc.              Treasurer
444 Madison Avenue
Suite 703
New York, NY  10022

                                    EXHIBIT 2

                              SALES OF COMMON STOCK

         On November 7, 1996, WorldCorp acquired 9,179,273 shares of common stock of InteliData representing approximately 28.9% of the outstanding common stock of InteliData. On August 25, 1998, a secured creditor sold 245,000 of these shares in a foreclosure sale at a price of $0.906118 per share and applied the proceeds to reduce its outstanding debt. On February 5, 1999, WorldCorp sold 200,000 shares at a price of $1.709931 per share to raise cash in preparation for filing a petition under Chapter 11 of the United States Bankruptcy Code. WorldCorp filed its Chapter 11 bankruptcy petition on February 12, 1999 and its case is currently pending in the United States Bankruptcy Court for the District of Delaware (Case No. 99-298 (MFW)). WorldCorp began liquidating its holdings of the common stock under Chapter 11 of the Bankruptcy Code on May 17, 1999. During the period beginning May 17, 1999 and ending February 11, 2000, WorldCorp made the following sales of common stock of InteliData. The date, price per share and amount of shares so sold are as follows:

 Date of Transaction              Shares Sold             Price Per Share
 -------------------              -----------             ---------------
    May 17, 1999                     11,500                    $4.01
    May 18, 1999                     22,500                    $4.01
    May 19, 1999                     25,000                    $3.99
    May 20, 1999                     70,000                    $4.49
    May 21, 1999                     10,000                    $4.40
    May 24, 1999                     20,000                    $4.54
    May 25, 1999                      5,000                    $4.28
    June 1, 1999                     16,200                    $3.49
    June 2, 1999                      2,500                    $3.49
    June 16, 1999                    31,600                    $2.19
    June 21, 1999                     2,100                    $2.24
    June 22, 1999                    10,000                    $2.37
    June 23, 1999                    10,000                    $2.43
    June 24, 1999                    10,000                    $2.68
    June 25, 1999                     5,000                    $2.62
    June 28, 1999                    25,000                    $2.50
    June 30, 1999                    10,000                    $2.41
    July 13, 1999                    10,000                    $3.93
    July 14, 1999                    90,000                    $4.21
    July 15, 1999                    73,600                    $4.09
    July 16, 1999                    40,000                    $3.86

 Date of Transaction              Shares Sold             Price Per Share
 -------------------              -----------             ---------------
    August 9, 1999                   13,100                    $3.74
    August 10, 1999                   8,500                    $3.40
    August 11, 1999                   1,000                    $3.37
    August 12, 1999                  15,000                    $3.27
    August 13, 1999                  10,000                    $3.37
    August 16, 1999                  16,400                    $3.46
    August 17, 1999                   5,000                    $3.38
    November 12, 1999               115,000                    $2.93
    November 15, 1999               115,000                    $3.02
    November 16, 1999                52,300                    $3.01
    November 22, 1999               148,700                    $2.77
    December 2, 1999                 10,000                    $4.19
    December 3, 1999                 51,200                    $4.18
    December 6, 1999                 53,800                    $4.22
    December 7, 1999                 50,000                    $4.19
    December 8, 1999                276,800                    $4.23
    December 9, 1999                192,800                    $4.33
    December 13, 1999               220,000                    $4.16
    December 14, 1999               279,673                    $4.19
    December 17, 1999               200,000                    $4.11
    December 20, 1999               150,000                    $4.39
    December 21, 1999               150,000                    $4.15
    January 13, 2000                 50,000                    $4.01
    January 13, 2000                450,000                    $4.04
    January 28, 2000                 55,300                    $6.47
    January 31, 2000                106,000                    $5.65
    February 1, 2000                302,500                    $5.57
    February 2, 2000                327,000                    $5.38
    February 3, 2000                577,000                    $5.43
    February 4, 2000                330,000                    $6.46
    February 7, 2000                 70,800                    $7.40
    February 8, 2000                189,400                    $7.77
    February 9, 2000                399,500                    $7.46
    February 10, 2000               348,300                    $7.12
    February 11, 2000               307,900                    $6.90

         As of February 14, 2000, WorldCorp owned 2,586,300 shares of common stock of InteliData, representing 7.8% of the outstanding common stock of InteliData. On February 11, 2000, William F. Gorog, InteliData's Chairman and Chief Executive Officer, resigned his position as a director of WorldCorp. As a result of the foregoing sales and the resignation of Mr. Gorog from WorldCorp's board, WorldCorp is no longer an affiliate of InteliData.